SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                               SCHEDULE 13D
                              (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (Amendment No. 2)*

                            Cognos Incorporated
                              (Name of Issuer)

                               Common Stock
                       (Title of Class of Securities)

                               19244C109
                              (CUSIP Number)

                               Michael U. Potter
                              Sussex Capital Inc.
                             Sixty-Two John Street,
                 Ottawa, Ontario, Canada  K1M 1M3  613-741-7970
                  (Name, address and telephone number of person
                 authorized to receive notices and communications)

                               June 20, 2000
         (Date of event which requires filing of this statement)


                      (Continued on following pages)

                            (Page 1 of 11 Pages)

______________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19244C109                  13D              Page 2 of 11 Pages
_______________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Michael U. Potter
_______________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [x]
                                                               (b)  [ ]
_______________________________________________________________________
     (3)    SEC USE ONLY
_______________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            OO   See Item 3.
_______________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 [ ]
_______________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Canada
_______________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                63,668
SHARES        _________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               11,412,200
OWNED BY      _________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                63,668
REPORTING     _________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               11,412,200
_______________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                11,475,868   See Item 5
_______________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                 [ ]
_______________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                13.1%
_______________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                IN
_______________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 19244C109                  13D              Page 3 of 11 Pages
_______________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 Sussex Capital Inc.
            (formerly known as Potter, Alexander and Associates Inc.)
_______________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [x]
                                                               (b)  [ ]
_______________________________________________________________________
     (3)    SEC USE ONLY
_______________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            OO See Item 3.
_______________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 [ ]
_______________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Canada
_______________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                54,668
SHARES        _________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                               11,412,200
OWNED BY      _________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                54,668
REPORTING     _________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               11,412,200
_______________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                11,475,868   See Item 5.
_______________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                 [ ]
_______________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                13.1%
_______________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                CO
_______________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 19244C109                  13D             Page 4 of 11 Pages
_______________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           3088-9372 Quebec Inc.
_______________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [x]
                                                               (b)  [ ]
_______________________________________________________________________
     (3)    SEC USE ONLY
_______________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            OO See Item 3.
_______________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 [ ]
_______________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Canada
_______________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                  16,068
SHARES        _________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                  452,200
OWNED BY      _________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  16,068
REPORTING     _________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                  452,200
_______________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                               11,475,868  See Item 5.
_______________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                 [ ]
_______________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 13.1%
_______________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                CO
_______________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 19244C109                  13D              Page 5 of 11 Pages
_______________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  9036-8747 Quebec Inc.
_______________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [x]
                                                               (b)  [ ]
_______________________________________________________________________
     (3)    SEC USE ONLY
_______________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   OO See Item 3.
_______________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 [ ]
_______________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              Canada
_______________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                20,452
SHARES        _________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                4,270,000
OWNED BY      _________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                20,452
REPORTING     _________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                4,270,000
_______________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                11,475,868   See Item 5.
_______________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                 [ ]
_______________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 13.1%
_______________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                CO
_______________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 19244C109                  13D             Page 6 of 11 Pages

Item 1.     Security and Issuer.
Item 1 is hereby amended and restated as follows:
     The Schedule 13D filed on September 22, 1999 and amended by Amendment No. 1 filed on January 20, 2000 (the "Schedule 13D"), by
(i) Michael U. Potter, a citizen of Canada ("Mr. Potter"); (ii) Sussex Capital Inc., a corporation incorporated under the Canada Business Corporations Act ("SCI") (formerly known as Potter, Alexander and Associates Inc.); (iii) 3088-9372 Quebec Inc., a corporation incorporated under the Quebec Corporation Act ("Quebec I"); and (iv) 9036-8747 Quebec Inc., a corporation incorporated under the Quebec Corporation Act ("Quebec II", together with Mr. Potter, SCI, and Quebec I, the "Reporting Persons"), relating to the shares of common stock, no par value (the "Shares"), of Cognos Incorporated (the "Issuer"), a corporation incorporated under the Canada Corporations Act, is hereby further amended by this Amendment No. 2 to the Schedule 13D. The Issuer's principal executive offices are located at 3755 Riverside Drive, P.O. Box 9707, Station T, Ottawa, Ontario, Canada K1G 4K9.
Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

      (a) As of June 20, 2000, the Reporting Persons may be deemed to beneficially own, in the aggregate, 11,475,868 Shares representing approximately 13.1% of the Shares outstanding (based on 87,366,527 Shares outstanding on May 5, 2000 as reported in the Issuer's Form 10-K for the fiscal year ended February 29, 2000). All numbers of Shares beneficially owned listed below is stated as of June 20, 2000.

      (i) Quebec II directly owns 20,452 Shares. Quebec II also is a holder of 50% of the voting power of the following corporations and, accordingly, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act) the Shares as to which Canada 13 through Canada 16 possess direct beneficial ownership:
(a) 3497801 Canada Inc. ("Canada 13") directly owns 1,000,000 Shares;
(b) 3539504 Canada Inc. ("Canada 14") directly owns 1,090,000 Shares;
(c) 3539555 Canada Inc. ("Canada 15") directly owns 1,090,000 Shares; and
(d) 3539571 Canada Inc. ("Canada 16") directly owns 1,090,000 Shares.

      (ii) Quebec I directly owns 16,068 Shares. Quebec I also is a holder of 50% of the voting power of the following corporations and, accordingly, may be deemed to own beneficially the Shares as to which Canada 10 and Canada 11 possess direct beneficial ownership:
(a) 3539130 Canada Inc. ("Canada 10") directly owns 94,000 Shares; and
(b) 3539156 Canada Inc. ("Canada 11") directly owns 358,200 Shares.

CUSIP No. 19244C109                  13D             Page 7 of 11 Pages

      (iii) SCI directly owns 18,148 Shares. SCI also is a holder of 50% of the voting power of the following corporations and, accordingly, may be deemed to own beneficially the Shares to which Canada 1 through Canada 8 possess direct beneficial ownership:

   (a) 3497674 Canada Inc. ("Canada 1") directly owns 790,000 Shares;
   (b) 3497704 Canada Inc. ("Canada 2") directly owns 850,000 Shares;
   (c) 3539202 Canada Inc. ("Canada 3") directly owns 850,000 Shares;
   (d) 3539211 Canada Inc. ("Canada 4") directly owns 850,000 Shares;
   (e) 3539229 Canada Inc. ("Canada 5") directly owns 850,000 Shares;
   (f) 3539334 Canada Inc. ("Canada 6") directly owns 850,000 Shares;
   (g) 3539393 Canada Inc. ("Canada 7") directly owns 850,000 Shares; and
   (f) 3539423 Canada Inc. ("Canada 8") directly owns 800,000 Shares.

Also, SCI, as the sole shareholder of Quebec I and Quebec II, may be deemed to own beneficially the Shares to which Quebec I and Quebec II may be deemed to possess beneficial ownership.

       (iv) Mr. Potter holds stock options to purchase 9,000 Shares, exercisable at any time before April 15, 2003. Mr. Potter, as the sole shareholder of SCI, may be deemed to own beneficially the Shares as to which SCI possesses direct beneficial ownership. He may also be deemed to own beneficially the Shares as to which Quebec I, Quebec II and Canada 1 through Canada 16 posses direct beneficial ownership.

        The Reporting Persons disclaim the existence of a group with Canada 1 through Canada 16. Except as described herein, the Reporting Persons have no contracts, arrangements, understanding or relations (legal or otherwise) with Canada 1 through Canada 16 or with any other person with respect to the Shares, including but not limited to the transfer or voting of any of the Shares. Each of Canada 1 through Canada 16 do not beneficially own more than 5 percent of the Issuer's Shares, and accordingly, do not have an obligation under Section 13(d) to file a beneficial ownership report.

      (b) (i) Mr. Potter has sole voting and dispositive power over 63,668 Shares and shared voting and dispositive power over11,412,200 Shares.

          (ii) SCI has sole voting and dispositive power over 54,668 Shares and shared voting and dispositive power over11,412,200 Shares.

         (iii) Quebec I has sole voting and dispositive power over 16,068 Shares and shared voting and dispositive power over 452,200 Shares.

          (iv) Quebec II has sole voting and dispositive power over 20,452 Shares and shared voting and dispositive power over 4,270,000 Shares.

CUSIP No. 19244C109                  13D             Page 8 of 11 Pages

        The voting and dispositive powers over the Shares held by Canada 1 through Canada 16 are shared with The Windsor Trust, a trust that resides in Barbados, who holds 50% of the voting shares of Canada 1 through Canada 16. The Windsor Trust was organized under the laws of Barbados and its business address is Royal Bank House, The Garrison, St.- Michael, Barbados. Mr. Potter is neither the settlor, the trustee nor the beneficiary of The Windsor Trust.

      (c) The trading dates, number of Shares sold and the price per Share for all transaction in the Shares by the Reporting Persons within the last 60 days, which were all on the open market, are set forth in
Schedule II hereto and are incorporated herein by reference.

      (d) Each of the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares directly owned by it. The Reporting Persons, as holder of 50% of the voting shares of Canada 1 through Canada 16 (SCI, Quebec I and Quebec II directly and Mr. Potter, indirectly), may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Canada 1 through Canada 16.

         The Windsor Trust, as a holder of 50% of the voting shares of Canada 1 through Canada 16, may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Canada 1 through Canada 16.

      (e)  Not applicable

CUSIP No. 19244C109                  13D             Page 9 of 11 Pages

                                  SIGNATURES

     After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  June 27, 2000


                              /s/ MICHAEL U. POTTER
                                  Michael U. Potter, as an individual

                              SUSSEX CAPITAL INC.

                              By: /s/ MICHAEL U. POTTER
                                      Michael U. Potter, as
                                      President of Sussex Capital Inc.

                              3088-9372 QUEBEC INC.

                              By: /s/ PIERRE DUFOUR
                                      Pierre Dufour, as President and
                                      Secretary of 3088-9372 Quebec Inc.

                              9036-8747 QUEBEC INC.

                              By: /s/ PIERRE DUFOUR
                                      Pierre Dufour, as President and
                                      Secretary of 9036-8747 Quebec Inc.

CUSIP No. 19244C109                  13D            Page 10 of 11 Pages

                                  SCHEDULE II


On April 27, 2000, Cognos Incorporated effected a two-for-one stock split of its shares of common stock, no par value (the "Shares"). The number of Shares sold listed below have been labeled "Pre" for pre-split sales and "Post" for post-split sales.


Date of Transaction          Number of Shares          Price Per Share
                                  Sold          (in Canadian dollars (C$)
                                                  or U.S. dollars (US$))

Sales by 3497674 Canada Inc. (Canada 1)*
June 20, 2000                  10,000 (Post)              US$39.9375
June 20, 2000                  25,000 (Post)              US$40.2500
June 20, 2000                  25,000 (Post)              US$40.2500

Sales by 3539156 Canada Inc. (Canada 11)**
February 9, 2000              100,000 (Pre)              C$102.50

Sales by 3539172 Canada Inc. (Canada 12)**
January 17, 2000               25,000 (Pre)               C$83.0000
January 18, 2000                4,300 (Pre)               C$85.5340
January 18, 2000                  100 (Pre)               C$85.5000
January 19, 2000               37,000 (Pre)               C$88.8660
February 4, 2000               40,000 (Pre)              US$71.3600
February 7, 2000                5,000 (Pre)              US$71.0000
February 9, 2000                6,500 (Pre)              US$71.0000
March 22, 2000                 48,500 (Pre)              US$71.2004
March 23, 2000                 10,000 (Pre)              US$76.2190
March 23, 2000                  5,000 (Pre)              US$79.0000
March 24, 2000                  1,500 (Pre)              US$81.5000
April 7, 2000                  10,000 (Pre)              US$74.3280
April 7, 2000                  10,000 (Pre)              US$75.0000
April 7, 2000                  10,000 (Pre)              US$75.3750
April 25, 2000                  5,000 (Pre)              US$70.3750
April 27, 2000                 10,000 (Pre)              US$70.3750
April 27, 2000                 10,000 (Pre)              US$71.0000
May 1, 2000                    20,000 (Post)             US$39.0190
May 1, 2000                     5,000 (Post)             US$39.1880
May 1, 2000                    15,000 (Post)             US$39.1250
May 1, 2000                     3,000 (Post)             US$39.3750
May 4, 2000                    20,000 (Post)             US$37.9380
June 2, 2000                   20,000 (Post)             US$39.5000
June 5, 2000                   30,000 (Post)             US$40.2190
June 5, 2000                   50,000 (Post)             US$40.9030
June 6, 2000                   20,000 (Post)             US$40.8750
June 9, 2000                    2,600 (Post)             US$39.8750
June 20, 2000                  10,000 (Post)             US$39.9380

CUSIP No. 19244C109                  13D            Page 11 of 11 Pages

* Because Sussex Capital Inc. may be deemed to be a beneficial owner of the Shares of which Canada 1 possess direct beneficial ownership, the sales made by Canada 1 resulted in a change in certain Reporting Persons' beneficial ownership of the Shares.

** Because 3088-9372 Quebec Inc. may be deemed to be a beneficial owner of the Shares of which Canada 11 and Canada 12 possess direct beneficial ownership, the sales made by Canada 11 and Canada 12 resulted in a change in certain Reporting Persons' beneficial ownership of the Shares.






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